EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated September 29, 2000 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of BT Financial by Keefe, Bruyette & Woods, Inc., the Dealer Manager for this Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      Notice of Offer to Purchase for Cash
                                       by
                            BT FINANCIAL CORPORATION
                   up to 1,668,329 Shares of its Common Stock
           (including the Associated Preferred Share Purchase Rights)
                   at a Purchase Price Not Greater Than $20.00
                         Nor Less Than $18.00 Per Share

      BT Financial Corporation, a Pennsylvania corporation ("BT Financial"), is offering to purchase for cash up to 1,668,329 shares of its common stock, par value $5.00 per share (including the associated preferred share purchase rights, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). BT Financial is inviting its shareholders to tender their Shares at prices specified by the tendering shareholders that are not greater than $20.00 nor less than $18.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 31, 2000, UNLESS THE OFFER IS EXTENDED.

      BT Financial's Board of Directors has approved the Offer. However, neither BT Financial nor its Board of Directors nor the Information Agent/Dealer Manager is making any recommendation to BT Financial shareholders as to whether to tender or not to tender their Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. BT Financial has been informed that none of its directors and executive officers intend to tender any Shares in the Offer.

      As soon as practicable following the "expiration date" (as defined below), BT Financial will select the purchase price (the "Purchase Price") for Shares properly tendered and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering shareholders. BT Financial will select the lowest purchase price between $18.00 and $20.00 net per share in cash, without interest, that will enable it to purchase 1,668,329 shares, or such lesser number of shares as are properly tendered, in the Offer. Shares properly tendered at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price upon the terms and conditions of the Offer, including the "odd lot", proration and conditional tender provisions. The term "expiration date" means 5:00 p.m., New York City time, on Tuesday, October 31, 2000, unless BT Financial, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term "expiration date" will mean the latest time and date at which the Offer, as extended by BT Financial, will expire.

      BT Financial will not pay interest on the Purchase Price regardless of any delay in making such payment. All Shares BT Financial purchases will be purchased at the same Purchase Price, even if the shareholder specified a lower price. BT Financial reserves the right to purchase in the Offer an additional amount of Shares, not to exceed 2% of the outstanding Shares, without amending or extending the Offer. For purposes of the Offer, BT Financial will be deemed to have accepted for payment and therefore purchased Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to the odd lot priority, conditional tender and proration provisions of the Offer, only when, as and if BT Financial gives oral or written notice to Laurel Trust Company, the depositary for the Offer, of BT Financial's acceptance of the Shares for payment. Payment for Shares tendered and accepted for payment under the Offer will be made only after timely receipt by the depositary of (1) certificates for such Shares or a confirmation of a book-entry transfer of such Shares into the depositary's account at The Depository Trust Company, as "book-entry transfer facility", and (2) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an agent's message (as defined in the Offer to Purchase) in the case of a book-entry transfer, or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the book-entry transfer facility, and (3) any other documents required by the Letter of Transmittal.

      Upon the terms and subject to the conditions of the Offer, if more than 1,668,329 Shares are properly tendered at prices equal to or below the Purchase Price and not properly withdrawn, BT Financial will purchase properly tendered Shares in the following order: (1) all Shares properly tendered and not properly withdrawn by any "odd lot holder" of less than 100 Shares who (a) tenders all Shares owned beneficially or of record by such odd lot holder at a price equal to or below the Purchase Price (tenders of less than all Shares owned will not qualify for this preference) and (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery and (2) after the purchase of all of the foregoing Shares and subject to the conditional tender procedures, all other Shares properly tendered and not properly withdrawn at prices equal to or below the Purchase Price prior to the expiration date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares. If, as described above, BT Financial elects to purchase more than 1,668,329 Shares in the Offer, subject to applicable law, the preceding provisions will apply to the greater number of Shares. All other Shares tendered and not purchased will be returned to the shareholder at BT Financial's expense as soon as practicable after the expiration date.

      BT Financial reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      Tendered Shares may be withdrawn at any time before the expiration date and, unless accepted for payment by BT Financial after the expiration date, may also be withdrawn at any time after 12:00 midnight, New York City time, on Wednesday, November 29, 2000. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of those certificates, the serial numbers shown on the certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless the Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any


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

notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility's procedures. All questions about the form and validity of any notice of withdrawal, including the time of receipt, will be determined by BT Financial, whose determination will be final and binding. None of BT Financial, Laurel Trust Company, as the depositary, Keefe, Bruyette & Woods, Inc, as the Dealer Manager/Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable.

      In certain circumstances, some tendering shareholders whose Shares are purchased in the Offer may be treated for U.S. federal tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Some tendering shareholders may choose, for U.S. federal tax reasons, to submit a conditional tender specifying that all or a minimum number of their Shares must be purchased if any are purchased. The conditional tenders may be deemed withdrawn if proration would result in less than the specified minimum number of Shares being purchased from a shareholder making the conditional tender. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal tax consequences of participating in the Offer.

      We believe that the purchase of shares is an attractive use of a portion of BT Financial's available capital on behalf of our shareholders and is consistent with our long-term goal of increasing shareholder value. We believe we have adequate sources of capital, including the financing that we propose to enter into in connection with this offer, to complete the share repurchase and pursue business opportunities.

      Over time, our profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more efficiently our capital base and to attempt to maximize shareholder value, our management and board of directors believe that the purchase of shares pursuant to the offer is a positive action that is intended to accomplish the desired objectives.

      The offer is designed to restructure our balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe the purchase of shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the offer, we expect that BT Financial and our wholly-owned subsidiary bank, Laurel Bank, will continue to maintain the highest regulatory standards for capital.

      No fees or commissions will be payable by BT Financial to brokers, dealers, commercial banks or trust companies for soliciting tenders of Shares under the Offer (other than fees or reimbursements described in the Offer to Purchase).

      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated in this advertisement by reference to the Offer to Purchase.

      The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on BT Financial's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.


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

      THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE OFFER.

      Any questions or requests for assistance may be directed to the Information Agent/Dealer Manager at its telephone number and address set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone number set forth below and will be promptly furnished at BT Financial's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders should contact the depositary.

           The Information Agent and Dealer Manager for the Offer is:
                          Keefe, Bruyette & Woods, Inc.
                               211 Bradenton Drive
                             Dublin, Ohio 43017-5034

September 29, 2000


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